Via Facsimile and U.S. Mail
Mail Stop 6010

March 27, 2006

Mr. George G. Usher
President and Chief Executive Officer
Polydex Pharmaceuticals Limited
421 Comstock Road
Toronto, Ontario M1L 2H5
Canada

> **Re:** **Polydex Pharmaceuticals Limited**
> **Form 10-K for Fiscal Year Ended January 31, 2005**
> **File No. 1-08366**

Dear Mr. Usher:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief